NOTE PURCHASE AGREEMENT

NOTWITHSTANDING ANYTHING TO THE CONTRARY HEREIN (OTHER THAN THE FOLLOWING SENTENCE) OR THE EXECUTION HEREOF BY ANY INVESTOR (AS DEFINED BELOW), TO THE EXTENT THIS AGREEMENT IS EXECUTED BY SUCH INVESTOR BEFORE 48 HOURS PRIOR TO THE END OF THE OFFERING DEADLINE (AS DEFINED BELOW) (THE "***LOCK-IN PERIOD")***, THIS AGREEMENT CONSTITUTES ONLY A PRELIMINARY INDICATION OF SUCH INVESTOR'S INTEREST AND DOES NOT CONSTITUTE AN OFFER CAPABLE OF ACCEPTANCE OR A BINDING COMMITMENT BY SUCH INVESTOR WITH RESPECT TO ANY NOTE OR ANY PURCHASE OF SECURITIES. IF AN INVESTOR HAS NOT REVOKED ITS INDICATION OF INTEREST HEREUNDER BEFORE THE LOCK-IN PERIOD BY LOGGING INTO ITS ACCOUNT AND CLICKING "CANCEL" NEXT TO THE APPLICABLE INVESTMENT, THIS AGREEMENT SHALL IMMEDIATELY BECOME A BINDING COMMITMENT BY SUCH INVESTOR IN ALL RESPECTS, SUBJECT TO THE TERMS AND CONDITIONS HEREOF.

EACH INVESTOR UNDERSTANDS AND AGREES THAT, WITH RESPECT TO SUCH INVESTOR, THIS AGREEMENT IS NOT BINDING ON THE COMPANY (AS DEFINED BELOW) UNLESS AND UNTIL SUCH INVESTOR'S OFFER TO PURCHASE A NOTE PURSUANT TO THIS AGREEMENT (THE "***OFFER TO PURCHASE***") IS ACCEPTED BY THE COMPANY (IT BEING UNDERSTOOD THAT THE COMPANY MAY REJECT SUCH OFFER TO PURCHASE IN ITS ABSOLUTE DISCRETION). THE COMPANY'S ACCEPTANCE (IF ANY) OF THE OFFER TO PURCHASE SHALL BE EFFECTIVE UPON, AND COMMUNICATED TO AN INVESTOR BY, THE COMPANY'S ISSUANCE AND DELIVERY TO SUCH INVESTOR OF A NOTE, DULY EXECUTED BY THE COMPANY (THE "***ACCEPTANCE EVENT***"). AS SUCH, WITH RESPECT TO EACH INVESTOR, THE COMPANY'S EXECUTED SIGNATURE PAGE TO THIS AGREEMENT SHALL BE DEEMED TO BE HELD IN ESCROW PENDING THE COMPANY'S FORMAL RELEASE THEREOF PURSUANT TO THE ACCEPTANCE EVENT (IF EVER), UPON WHICH THIS AGREEMENT SHALL BECOME BINDING ON THE COMPANY AND THE INVESTOR. IF THE COMPANY REJECTS THE OFFER TO PURCHASE, SUCH REJECTION SHALL BE COMMUNICATED IN WRITING TO SUCH INVESTOR. IF SO REJECTED, THE COMPANY AND SUCH INVESTOR SHALL HAVE NO FURTHER OBLIGATIONS TO EACH OTHER HEREUNDER OR OTHERWISE, EXCEPT THAT THE COMPANY SHALL INSTRUCT THE ESCROW AGENT (AS DEFINED BELOW) TO RETURN TO SUCH INVESTOR THE FULL AMOUNT OF SUCH INVESTOR'S PURCHASE PRICE, WITHOUT INTEREST, AS SOON AS PRACTICABLE. UNTIL THE CLOSING DATE (AS DEFINED BELOW), EACH INVESTOR'S PURCHASE PRICE FOR A NOTE SHALL BE HELD BY THE ESCROW AGENT, WITHOUT INTEREST, FOR THE BENEFIT OF SUCH INVESTOR AND THE COMPANY.

EACH INVESTOR UNDERSTANDS THAT THE INVESTMENT CONTEMPLATED BY THIS AGREEMENT HAS NOT BEEN REVIEWED, APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF ANY INFORMATION GIVEN TO SUCH INVESTOR OR ANY OTHER INVESTOR IN ASSOCIATION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EACH INVESTOR ACKNOWLEDGES AND AGREES THAT IN MAKING AN INVESTMENT DECISION, IT MUST RELY ON ITS OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THERE IS NO GUARANTEE OF ANY RETURN. EACH INVESTOR FURTHER ACKNOWLEDGES AND AGREES THAT THE PURCHASE OF A NOTE IS IRREVOCABLE, AND THAT IT MAY LOSE ITS ENTIRE INVESTMENT.

NOTE PURCHASE AGREEMENT

THIS NOTE PURCHASE AGREEMENT (this "***Agreement***") is entered into by and between IgnitedStudios Hollywood, LLC, a California limited liability company (the "***Company***") and each of the Investors party hereto.

This Agreement and the Notes issued by the Company hereunder are being offered by the Company to prospective investors pursuant to the terms of that certain public offering (the "***Offering***") effected pursuant to Regulation CF, available at www.nextseed.com and each subdomain thereof (the "***Portal***"), in which the Company proposes to raise a minimum aggregate amount of $200,000 (the "***Minimum Offering Amount***") but not more than a maximum aggregate amount of $500,000 (the "***Maximum Offering Amount***").

In consideration of the premises and the agreements, provisions and covenants herein contained, the parties hereto agree as follows:

1. **Note Terms.**

"***Investment Multiple***" means 1.65x.

"***Maturity Date***" means the first business day of the 60th month following the close of the first full month ending after the Closing Date.

"***Monthly Payment***" means, with respect to each applicable month, the payment by the Company to the Paying Agent (for the benefit of the Investors) in an amount equal to the Monthly Revenue for such month multiplied by the Revenue Sharing Percentage; *provided* that each Investor is entitled to its proportionate share of each Monthly Payment in an amount equal to such Monthly Payment multiplied by the Investor Proportion.

"***Note***" has the meaning set forth in Section 3.

"***Offering Amount***" means the aggregate amount of Notes that the Investors have agreed to purchase in connection with the Offering, which shall be specified as such in the Notice of Acceptance; *provided* that such amount shall not be less than the Minimum Offering Amount and shall not exceed the Maximum Offering Amount.

"***Principal***" means, with respect to each Investor, the amount set forth below such Investor's name on its signature page to this Agreement.

"***Revenue Sharing Percentage***" means 8.0% of each month's Monthly Revenue, if the Offering Amount is less than $350,000. If the Offering Amount is equal to or greater than $350,000, Revenue Share Percentage means 12.0%.

"***Service Fee***" has the meaning set forth in Section 4.

"***Total Payment***" means (i) the sum of the Principal of all Investors <u>multiplied by</u> (ii) the Investment Multiple; *provided* that each Investor's proportionate share of the Total Payment is set forth on its signature page hereto.

2. **Other Defined Terms.**

"***Closing Confirmation Notice***" means the notice to be provided to the Investors on or reasonably promptly after the Closing Date confirming that the proceeds of the Notes have been released from escrow to the Company.

"***Closing Date***" means the date on which NextSeed instructs the Escrow Agent to release the Offering Amount from escrow to the Company, which shall be specified as the Closing Date in the Closing Confirmation Notice.

"***Escrow Agent***" means Happy State Bank, d/b/a GoldStar Trust Company, a Texas banking association with trust powers.

"***Event of Default***" has the meaning set forth in Section 8.

"***Investor***" or "***Investors***" means, individually or collectively, as applicable, each or all of the individuals and entities executing a counterpart signature page to this Agreement.

"***Investor Proportion***" means, with respect to each Investor, a fraction, the numerator of which is the Principal applicable to such Investor, and the denominator of which is the Offering Amount.

"***Monthly Revenue***" means, with respect to each calendar month, the gross revenue of the Company calculated on a cash basis during such calendar month, excluding any revenue attributable to rebates or refunds received in cash by the Company with respect to any prior expenses incurred by the Company.

"***NextSeed***" means NextSeed US LLC, a Delaware limited liability company and a SEC-registered Funding Portal under Regulation CF.

"***NextSeed Membership Agreement***" means, with respect to each Investor, the Investor Membership Agreement entered into on or prior to the date hereof between NextSeed and such Investor governing such Investor's use of the Portal and appointing NextSeed as such Investor's authorized agent for the purposes of this Agreement.

"*Notice of Acceptance*" means a written confirmation from the Company instructing NextSeed to close the Offering in an amount equal to the Offering Amount.

"*Offering Deadline*" means 11:59 P.M. (U.S. Central Time) on October 1, 2017 or as updated pursuant to Section 6.

"*Offering Materials*" means, collectively, all information and materials made available to the Investors on the Portal, including any disclosure materials related to the terms of the Offering or the Company's business, financial position, and use of the Offering proceeds.

"*Paying Agent*" means Happy State Bank, d/b/a GoldStar Trust Company, a Texas banking association with trust powers.

"*Portal Agreement*" means the Crowdfunding Portal Agreement entered into by the Company and NextSeed with intent to launch the Offering on the Portal.

"*Regulation CF*" means Regulation Crowdfunding promulgated to implement Section 4(a)(6) of the Securities Act.

"*SEC*" means the Securities and Exchange Commission.

"*Securities Act*" means the Securities Act of 1933, as amended.

"*Successful Offering*" means the NextSeed's receipt of counterpart signature pages to this Agreement executed and delivered by the Investors providing for the purchase of Notes in an aggregate amount equal to at least the Minimum Offering Amount.

"*Trigger Event*" means an event or series of events by which (a) the persons who hold the voting interests in the Company on the Closing Date cease to own and control at least 51% of the voting interests in the Company on a fully diluted basis, (b) the Company merges, consolidates or enters into any similar combination with any other entity (without the Company being the continuing or surviving entity), (c) the Company disposes all or substantially all of its assets to any other entity or (d) the Company liquidates, winds up or dissolves itself (or suffers any liquidation, windup or dissolution). For the avoidance of doubt, "voting interests" exclude the Notes.

Unless otherwise expressly provided herein, (a) references to governing documents, agreements and other contractual instruments shall be deemed to include all subsequent amendments, restatements, amendment and restatements, extensions, supplements and other modifications thereto, but only to the extent that such amendments, restatements, amendment and restatements, extensions, supplements and other modifications are permitted by this Agreement and (b) references to any statute or regulation shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such statute or regulation.

3. **Purchase and Sale and Issuance of the Note.**

   (a)   Subject to the terms and conditions of this Agreement, the Company agrees to issue, sell and deliver to each Investor and each Investor agrees to purchase from the Company a note in the amount of the applicable Principal on the Closing Date and in the form attached as Exhibit A (each, a "*Note"* and collectively, the "*Notes*").

   (b)   The Notes may be repaid or prepaid in accordance with the provisions of Section 4, but once repaid or prepaid may not be reborrowed.

4. **Note Payments.**

   (a)   In consideration for the proceeds of the Notes and subject to the terms and conditions of this Agreement, the Company agrees to pay Monthly Payments to the Paying Agent (for the benefit of the Investors) in arrears by the 5th business day after the close of each month, commencing with the first full month ending after the Closing Date in which the Company generates revenues until the Company has paid

100% of the Total Payment to the Paying Agent (for the benefit of the Investors).

(b)   If the amount of a scheduled Monthly Payment exceeds the unpaid balance of the Total Payment, the Company shall pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment in lieu of such Monthly Payment. Other than in connection with Section 4(i), in no event shall the Company be obligated to pay any amount to the Investors under this Section 4 in excess of the Total Payment.

(c)   If the Monthly Revenue for any month is equal to or less than zero, no Monthly Payment will be due to the Investors with respect to such month.

(d)   The Company may, in its sole discretion and without penalty, prepay the Notes in whole or in part; *provided* that such prepayment shall only be made in connection with a prepayment made to the Paying Agent (for the benefit of the Investors). Each partial prepayment made to the Paying Agent (for the benefit of the Investors) shall be in an amount of at least $5,000 without the prior consent of NextSeed. Each Investor is entitled to receive its proportionate share of each prepayment to the Paying Agent (for the benefit of the Investors) at the time of the next Monthly Payment (or the Maturity Date, if no Monthly Payment is scheduled before the Maturity Date).

(e)   For each tax year of the Company, in the event NextSeed determines that the aggregate payments made by the Company under this Agreement during such year is less than the amount that should have been paid based on the Company's revenues reported in its federal tax return for such year (based on NextSeed's review of such tax return), the Company will pay a true-up amount as necessary to the Paying Agent (for the benefit of the Investors), and each Investor will receive its proportionate share of such payment.

(f)   The Company and each Investor hereby authorize NextSeed to maintain records in which it may record, among other things, the Closing Date, the date and amount of any Monthly Payments or other payments made to the Investors, and the unpaid balance of the Notes, if any, on the Maturity Date. Absent manifest error, such records shall be conclusive evidence of amounts paid and payable under this Agreement and be binding upon the Company and the Investors.

(g)   All payments from the Company to the Paying Agent (for the benefit of the Investors) made pursuant to this Agreement shall be subject to a service fee in an amount equal to 1.0% of such payment (the "*Service Fee*"), which is withheld and paid to NextSeed at the time of such payment; *provided* that each such Service Fee shall be deemed to have been received by the Investors.

(h)   If, on the Maturity Date, the Investors have not received an aggregate amount of Monthly Payments and prepayments under this Agreement equal to the Total Payment, the Company shall, within 10 business days after the Maturity Date, pay to the Paying Agent (for the benefit of the Investors) an amount equal to the unpaid balance of the Total Payment.

(i)   If the Company's payment of any Monthly Payment due hereunder is more than 10 business days late, the Company shall pay a late fee in an amount equal to 5.0% of such outstanding payment, to the extent permitted by applicable law. Each such fee shall be due and payable at the time of the next Monthly Payment (or the Maturity Date, if no Monthly Payment is scheduled before the Maturity Date).

(j)   Any payment received after 6:00 P.M. (U.S. Central Time) on a banking day by the Paying Agent is deemed received on the next banking day.

(k)   All payments under this Agreement or with respect to the Notes shall be applied first, toward payment of fees, expenses and other amounts due hereunder (excluding Monthly Payments), and second, toward the Total Payment; *provided* that after an Event of Default, payments will be applied to the Company's obligations as NextSeed determines in its sole discretion.

(l)   Each Investor acknowledges and agrees that the Paying Agent is authorized to distribute to each Investor such Investor's proportionate share (in accordance with such Investor's Investor Proportion) of all payments made by the Company to the Paying Agent (for the benefit of the Investors).

5.   **Conditions Precedent to Purchase of the Notes.**

The obligation of each Investor to purchase its Note on the Closing Date is subject to satisfaction of the following conditions:

(a)   The Successful Offering has occurred prior to the Offering Deadline;

(b)   The applicable Principal shall have actually been received by the Escrow Agent from each Investor;

(c)   The Offering Amount shall have actually been received by the Escrow Agent from the Investors;

(d)   NextSeed shall have received this Agreement, duly executed and delivered by the Company (or its agent or designee, on its behalf);

(e)   NextSeed shall have received such other agreements, instruments, documents and evidence that NextSeed deems necessary in its sole discretion in connection with the transactions contemplated hereby; and

(f)   The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the Closing Date.

6.   **Certain Acknowledgements.**

Each of the Company and the Investors hereby acknowledges and agrees that:

(a)   Prior to delivering the Notice of Acceptance, the Company has no obligation to enter into this Agreement if the Company determines it to be in the best interests of the Company.

(b)   Upon the execution and delivery hereof by each Investor and the Company's release of its signature following the Acceptance Event, this Agreement shall become effective; *provided* that, for the avoidance of doubt, the Company shall have no obligations hereunder if the Closing Date does not occur.

(c)   If the Successful Offering has not occurred prior to the Offering Deadline, with respect to each Investor, the Company may extend the Offering Deadline with the consent of NextSeed and providing Investors five business days to reconfirm their Offer to Purchase its applicable Notes in a manner prescribed by NextSeed. If the Company declines to extend the Offering Deadline, or if the Successful Offering has not occurred prior to the extended Offering Deadline, the applicable Principal shall be returned to each Investor and all obligations of the parties under this Agreement shall terminate.

(d)   If a Successful Offering has occurred prior to the Offering Deadline, the Company may deliver the Notice of Acceptance at any time on or after (but not prior to) the date of such Successful Offering and accelerate the Offering Deadline to an earlier date with the consent of NextSeed by providing the Investors at least 5 business days' notice in a manner prescribed by NextSeed in advance of such earlier date; provided that the Offering Deadline occurs at least 21 days after the first day that the Offering is made available on the Portal.

7.   **Representations, Warranties, Acknowledgements and Covenants of the Company.**

As of the Closing Date, the Company hereby represents and warrants to and, until the Company's obligations under this Agreement have been paid and satisfied in full, covenants with the Investors as follows:

(a)   The Company is a ${type_of_business} duly organized, validly existing, and in good standing under the laws of the State of ${state_of_formation}, with full power to enter into this Agreement and execute all documents required hereunder.

(b)   The information provided by the Company on the Portal, including within the Offering Materials, is accurate in every material respect. Between the last date covered by any such information and the date hereof, there has been no material adverse change in the financial condition or business of the Company. All information that has been and will be made available to NextSeed or the Investors by the Company or any of its affiliates or representatives is and will be complete and correct in every material respect and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in any material respect.

(c)   The Company has properly completed and filed Form C of Regulation CF with the SEC, and all information provided by the Company therein is accurate in every material respect.

(d)   The making, execution, delivery and performance of this Agreement by the Company has been duly authorized and approved by all requisite action of the Company, and this Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms.

(e)   The provisions of [Security Agreement entered into between the Company and NextSeed] are effective to create in favor of NextSeed for the benefit of the Investors a legal, valid and enforceable lien on all right, title and interest of the Company in the collateral described therein. The Company is now, and shall continue to be, the sole owner of all such collateral, except for items of equipment that are leased by the Company.

(f)   There is no pending or threatened litigation, action, proceeding or investigation against or affecting the Company or any of its members that could result, either separately or in the aggregate, in any material adverse change in the financial condition or business of Company.

(g)   The Company shall comply with all reporting obligations owed to NextSeed pursuant to the Portal Agreement or otherwise required pursuant to Regulation CF or any other applicable federal and state laws.

(h)   Neither the execution and delivery of this Agreement by the Company nor the Company's performance of its obligations hereunder will cause the Company to become inadequately capitalized or preclude the Company from being able to obtain additional loans.

(i)   Neither the execution and delivery of this Agreement by the Company nor the Company's performance of its obligations hereunder will (i) result in a material violation or breach of, or constitute a material default under, or accelerate the performance required under, any of the terms or provisions of its governing documents or any material contract or instrument to which the Company is a party or is otherwise bound, or (ii) constitute a material violation of any law, ruling, regulation, order, injunction or settlement agreement to which the Company or any of its property or assets is subject.

(j)   The proceeds of the Notes shall be used solely for the purposes stated in the Offering Materials. The Company shall not engage in any line of business substantially different from the primary line of business carried on by it on the Closing Date and any business reasonably complementary or ancillary thereto.

(k)   The Company acknowledges that any legal counsel for an Investor is legal counsel solely for such Investor regarding the Offering and not for the Company, and the Company has had the opportunity to have its own legal counsel review this Agreement (and related materials) before signing. The Company further acknowledges that any accounting firm for an Investor is the accounting firm solely for such Investor and not for the Company, and the Company has had the opportunity to have its own accountant review this Agreement (and related materials) before signing.

(l)   The Company shall not incur, assume or suffer to exist any indebtedness except (i) unsecured indebtedness in an aggregate principal amount not to exceed $100,000 at any time outstanding or (ii) indebtedness incurred with the prior written consent of NextSeed.

(m)   The Company shall not make any capital expenditure except for (i) capital expenditures in the ordinary course of business, in each case, not exceeding $100,000 individually or (ii) capital expenditures made with the prior written consent of NextSeed.

(n)   The Company shall not declare or make any distribution of cash or other assets to any beneficial owners of the Company's ${equity_securities} or any affiliates, unless no Event of Default exists or would result therefrom.

8.   **Events of Default.**

Each of the following shall constitute an "**Event of Default**":

(a)   The Company's failure to pay when due any amount payable by it hereunder and such failure continues for 10 business days.

(b)   The Company's failure to comply with any of its reporting obligations owed to NextSeed and such failure continues for 10 business days.

(c)   The Company's breach of any other covenants made by it hereunder and such breach continues for 10 business days.

(d)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

(e)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

(f)   The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

(g)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

(h)   Any representation or warranty made by the Company under this Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; *provided* that no Event of Default will occur under this Section 8(h) if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue and being given written notice of the issue by NextSeed.

(i)   The occurrence of a Trigger Event.

9.   **Remedies.**

If any Event of Default occurs and NextSeed provides written notice of acceleration of the Notes to the Company, the balance of the Total Payment shall become immediately due and payable by the Company to the Investors; *provided* that, notwithstanding anything to the contrary herein, as set forth in the NextSeed Membership Agreement, NEXTSEED HAS THE EXCLUSIVE AUTHORITY TO ENFORCE ALL REMEDIES OF THE INVESTORS UNDER THIS AGREEMENT, INCLUDING THE REMEDIES UNDER THIS SECTION 9.

10.   **Representations, Warranties, Acknowledgements and Covenants of the Investors.**

Each Investor (with respect to itself only), as of the date such Investor executes this Agreement and as of the Closing Date, hereby represents and warrants to and, until the Company's obligations under this Agreement have been paid and satisfied in full, covenants with the Company and each member, manager, officer, and agent of the Company as follows:

(a)   Risk Factors. The Investor has carefully read and fully understands the risks involved with purchasing a Note, including, without limitation, the risks identified in the Offering Materials. The Investor understands that there is no guarantee of any investment return. The Investor is aware that the purchase of a Note is a speculative investment inherently involving a degree of risk and that there is no guarantee that the Investor will realize any gain from the Offering. The Investor (i) acknowledges that there are restrictions on his or her ability to cancel an investment commitment and obtain a return of the investment at any time, (ii) understands that that it may be difficult to resell securities acquired in this crowdfunding offering, (iii) is able to be party to this Agreement indefinitely, and (iv) is able to afford a complete loss of its Principal. The Investor acknowledges and accepts that part or all of the Principal may be lost with no further recourse to the Company or NextSeed.

(b)   Evaluation of Risk. The Investor has the requisite knowledge to assess the relative merits and risks of the Offering, or has relied upon the advice of the Investor's professional advisers in regards to the Offering. The Investor acknowledges that the Company has made available sufficient opportunity to ask questions of and receive answers from the Company and its representatives concerning the terms and conditions of this Agreement and the business and financial condition of the Company, including through the Portal. The Investor further acknowledges that it has received to its satisfaction such information about the business and financial condition of the Company, other risk factors, and the terms and conditions of this Agreement as requested by the Investor. The Investor is aware of and understands: (i) that no governmental authority has passed upon this Agreement or made any findings or determinations as to the fairness of the Notes; (ii) that there are substantial risks of loss of investment incidental to the Notes, including but not limited to those summarized in the Offering Materials; (iii) that no independent counsel has been engaged by the Company or NextSeed to represent the Investor; and (iv) the limited transferability of this Agreement.

(c)   No Advice. The Investor understands that nothing in this Agreement or any other materials presented to the Investor in connection with the Offering constitutes legal, tax, or investment advice. The Investor has consulted such legal, tax, and investment advisors, as it, in its sole discretion, has deemed necessary or appropriate in connection with this Agreement or the Notes.

(d)   Tax Laws. No assurances are or have been made regarding any tax advantages which may inure to the benefit of the Investor, nor has any assurance been made that existing tax laws and regulations will not be modified in the future, thus denying to the Investor all or a portion of the tax benefits which may presently appear to be available under existing tax laws and regulations.

(e) <u>Own Account</u>. The Investor is purchasing a Note for its own account for investment only and with no intention of assigning its rights under this Agreement or making any arrangement or understanding with any other persons regarding participation in the Offering.

(f) <u>No Registration; No Resale</u>. The Investor understands that this Agreement has not been registered under the Securities Act by reason of the exemption under Section 4(a)(6) thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Agreement. The Investor will not, directly or indirectly, offer, sell, pledge, transfer, or otherwise dispose of (or solicit any offers to buy, purchase, or otherwise acquire to take a pledge of) ("*Transfer*") its interests under this Agreement and the applicable Note during the one-year period beginning when this Agreement is issued, other than: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The Company will not be required to permit or recognize any Transfer of this Agreement, the applicable Note or any interest herein at any particular time, or with the passage of time. The Company is under no obligation to register or to perfect any exemption for resale of this Agreement under the Securities Act or the securities laws of any state or any other jurisdiction.

(g) <u>Regulatory Transfer</u>. The Investor represents that, to its knowledge as of the date the Investor executes this Agreement, the Investor is not aware of any laws, regulations or similar considerations that would prohibit its participation in this Agreement or the applicable Note. Notwithstanding anything to the contrary in this Agreement, to the extent that any laws, regulations or similar considerations applicable to the Investor do not permit the Investor to continue to hold interests in this Agreement or the applicable Note, the Investor understands and agrees that the Company may, with prior consent and cooperation of NextSeed, require the Investor to Transfer its interests under this Agreement and the applicable Note to the Company (such Transfer, a "**Regulatory Transfer**"), in an amount equal to the unpaid balance of the Principal or an amount otherwise required by the applicable law, regulation or similar consideration requiring such Regulatory Transfer. Each Investor agrees and consents that the Company may take actions that may be necessary or advisable to effectuate the intent of this Section 10(g).

(h) <u>Complete Information</u>. All information provided by the Investor to the Company in connection with the Offering, including status, financial position, and knowledge and experience of financial and business matters is correct and complete as of the date hereof, and in the event there is any change in such information before the Notes are issued by the Company, the Investor will immediately provide the Company with such information.

(i) <u>Ability to Bear Economic Risk</u>. The overall commitment of the Investor to investments that are not readily marketable is not excessive in view of the Investor's net worth, financial circumstances, and this Agreement will not cause such commitment to become excessive. The Investor is able to bear the economic risk of its investment in a Note.

(j) <u>Reliance by Company</u>. The Investor understands that the Company is relying on the truth and accuracy of the representations, declarations and warranties made by the Investor in this Section 10 in offering a Note to the Investor and in relying upon applicable exemptions available under the Securities Act and applicable state securities laws.

(k) <u>Advice of Counsel</u>. The Investor acknowledges that any legal counsel for the Company is legal counsel solely for the Company regarding the Offering and not for the Investor, and the Investor has had the opportunity to have its own legal counsel review this

Agreement (and related materials) before signing this Agreement. The Investor further acknowledges that any accounting firm for the Company is the accounting firm solely for the Company and not for the Investor, and the Investor has had the opportunity to have its own accountant review this Agreement (and related materials) before signing.

(l) <u>Membership Agreement</u>. The Investor has read, understands, and shall fully comply with its obligations under the NextSeed Membership Agreement. The Investor shall not approach, contact or harass the Company in any way following the Closing Date to offer, discuss, or request any variation in the payment structure or payment process, or for any other reason related to the Offering. The Investor understands and agrees that its sole course of dispute resolution in connection with this Agreement is set forth in the NextSeed Membership Agreement and any violation of its obligations may result in immediate suspension or termination of this Agreement and forfeiture of any or all rights under this Agreement.

(m) <u>Further Assurances</u>. The Investor shall execute any further documents reasonably requested by the Company in connection with this Agreement.

(n) <u>Investment Limitations</u>. The Investor has reviewed, understands and is fully compliant with the annual investment limits under Regulation CF as it applies to the Investor.

11. **Federal Income Tax Treatment.**

The parties have determined that this Agreement shall be treated as a contingent payment debt instrument for U.S. federal income tax purposes as of the Closing Date. Except as otherwise required by law, the parties shall report all payments under this Agreement in a manner consistent with the treatment of this Agreement as a debt instrument on the parties' respective federal income tax returns.

12. **Irrevocable Nature of Purchase of Note.**

Each Investor hereby acknowledges and agrees that (a) the purchase of a Note by such Investor is irrevocable, (b) such Investor is not entitled to cancel, terminate or revoke this Agreement or any of the representations, warranties, covenants or agreements made by such Investor in this Agreement, and (c) this Agreement and the representations, warranties, covenants and agreements made by such Investor in this Agreement shall survive the bankruptcy, death, incapacity, disability, adjudication of incompetence or insanity, liquidation or dissolution of such Investor.

13. **No Ownership.**

Nothing herein shall be construed as granting any Investor any right or authority to participate in the ownership, management or control of the Company.

14. **Notices.**

All notices and other communications hereunder between the parties shall be sent via the Portal's message center available through each party's account with the Portal, in accordance with the Portal's policies. All communications sent by an Investor following the Closing Date shall be managed by and through the Portal, and each Investor understands and accepts the limitations on communications set forth in Section 10(l).

15. **Independent Advice.**

EACH INVESTOR IS HEREBY ADVISED TO OBTAIN INDEPENDENT LEGAL AND TAX COUNSEL WITH RESPECT TO ISSUES WHICH MAY ARISE IN CONNECTION WITH LEGAL MATTERS CONCERNING THE COMPANY OR THIS AGREEMENT OR THE NOTES.

16. **Indemnification.**

(a) Each Investor agrees to indemnify and hold harmless the Company, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of the Company, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) which any of them may incur by reason of the failure by such Investor to fulfill any of the terms or conditions of this Agreement, or by reason of any breach of the representations and warranties made by such Investor herein or in any other document provided by such Investor to the Company. All representations, warranties and covenants contained in this Agreement and the indemnification contained in this Section 16 shall survive the acceptance of this Agreement.

(b) The parties acknowledge that NextSeed is not a party to this Agreement and shall not be held responsible for any violation thereof. The parties agree, jointly and severally, to indemnify and hold harmless NextSeed, its officers, directors, employees, members, shareholders and affiliates, and any person acting on behalf of NextSeed, from and against any and all damage, loss, liability, cost and expense (including attorneys' fees) that NextSeed may incur by reason of the failure of any party to this Agreement to fulfill its obligations set forth herein.

17. **Entire Agreement and Amendments.**

This Agreement may not be modified or amended except pursuant to a written instrument signed by the Company and each Investor and with the prior written consent of NextSeed. Except as otherwise expressly provided herein, this Agreement, together with the Notes, represents the entire agreement between the Investors and the Company regarding the subject matter hereof and supersedes all prior or contemporaneous communications, promises, and proposals, whether oral, written, or electronic, between them. Notwithstanding the foregoing, NextSeed is authorized to correct obvious clerical errors in this Agreement without notice to either parties; although NextSeed is not obligated to identify or correct such errors.

18. **Survival.**

Notwithstanding anything to the contrary herein, except as otherwise set forth therein, the representations and warranties made under Section 7 and Section 10 and the provisions of Section 11, Section 16, this Section 18 and Section 21 shall survive and remain in full force and effect regardless of the completion of the transactions contemplated by this Agreement, the payment of the Notes, or the payment and satisfaction in full of the Company's other obligations hereunder.

19. **Severability.**

In case any provision contained in this Agreement should be invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

20. **Successors and Assigns.**

The rights and benefits of this Agreement shall inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns; *provided* that the rights and obligations of the Investors under this Agreement may only be assigned with the prior written consent of the Company.

21. **Governing Law.**

This Agreement will be governed by and construed in accordance with the laws of the State of Texas, without giving effect to the principles of conflicts of law. Any legal action or proceeding arising under this Agreement will be brought exclusively in the federal or state courts located in Harris County, Texas, and the parties hereby irrevocably consent to the personal jurisdiction and venue therein.

22. **Qualified Commercial Loan.**

The Notes, together, are a "qualified commercial loan" as defined in Section 306.001(9) of the Texas Finance Code. Pursuant to this Agreement and Notes executed and delivered in connection with the Offering, the Investors are advancing money or credit with an aggregate value of $250,000 or more as part of the same transaction, and such amount is not secured by real property. The Company hereby certifies as follows: (a) the Company has been advised by the Investors to seek the advice of an attorney and an accountant in connection with this Agreement; and (b) the Company has had the opportunity to seek the advice of an attorney and accountant of the Company's choice in connection with this Agreement.

23. **Counterparts.**

This Agreement may be executed in two or more counterparts and electronically, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other party.

[SIGNATURE PAGE FOLLOWS]

BY ELECTRONICALLY SIGNING THIS AGREEMENT, YOU CONFIRM YOUR UNDERSTANDING AND ACCEPTANCE OF THE TERMS OF THIS AGREEMENT.

COMPANY:

IgnitedStudios Hollywood, LLC,
a California limited liability company

By: _____
Name:
Title:

DATE:

[Investor signatures continue on the following pages]

BY ELECTRONICALLY SIGNING THIS AGREEMENT, YOU CONFIRM YOUR UNDERSTANDING AND ACCEPTANCE OF THE TERMS OF THIS AGREEMENT.

INVESTOR:
${entity_name}

${name_of_investor_sig}

${name_of_investor_sig}

ADDRESS:
${investor_address_1}
${investor_address_2}
${investor_address_3}

PRINCIPAL: $${principal}

SHARE OF TOTAL PAYMENT: $${total_payment}

DATE: ${ivsdate}

Form of Note

[PRINCIPAL]   **[DATE]**

FOR VALUE RECEIVED, IgnitedStudios Hollywood, LLC (the "***Company***"), promises to pay to the order of **[INVESTOR]** ("***Payee***") on the Maturity Date the total payment in an amount equal to **[·]**, calculated by multiplying the principal by the investment multiple, in accordance with, and on the dates specified in, that certain Note Purchase Agreement ("***Note Purchase Agreement***"), dated as of **[DATE]**, by and among the Company, Payee, and the other Investors party thereto. Capitalized terms used but not otherwise defined in this Note (this "***Note***") have the meanings given such terms in the Note Purchase Agreement.

This Note is one of the "Notes" referred to in, and evidences indebtedness incurred under, the Note Purchase Agreement, to which reference is made for a description of the security for this Note and for a statement of the terms and conditions on which the Company is permitted and required to make prepayments and repayments, in whole or in part, of principal of the indebtedness evidenced by this Note and on which such indebtedness may be declared to be immediately due and payable.

Notwithstanding anything in this Note to the contrary, in no event shall the interest payable hereon, whether before or after maturity, exceed the maximum amount of interest which, under applicable law, may be contracted for, charged, or received on this Note.

If this Note is placed in the hands of an attorney for collection after default, or if all or any part of the indebtedness represented hereby is proved, established or collected in any court or in any bankruptcy, receivership, debtor relief, probate, or other court proceedings, the Company and all endorsers, sureties, and guarantors of this Note jointly and severally agree to pay reasonable out-of-pocket fees of external counsel and reasonable collection costs to the holder hereof in addition to the amounts payable hereunder.

The Company and all endorsers, sureties, and guarantors of this Note hereby severally waive demand, presentment, notice of demand and of dishonor and nonpayment of this Note, protest, notice of protest, notice of intention to accelerate the maturity of this Note, declaration or notice of acceleration of the maturity of this Note, diligence in collecting, the bringing of any suit against any party and any notice of or defense on account of any extensions, renewals, partial payments, or changes in any manner of or in this Note or in any of its terms, provisions, and covenants, or any releases or substitutions of any security, or any delay, indulgence, or other act of any trustee or any holder hereof, whether before or after maturity.

THIS NOTE HAS BEEN DELIVERED IN HOUSTON, TEXAS AND SHALL BE DEEMED TO BE A CONTRACT MADE UNDER AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF TEXAS (WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS).

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Note effective as of the date above first written.

COMPANY:

IgnitedStudios Hollywood, LLC

By: _____

Name   Yu Lun "Lawrence" Kao

Title   Chief Creative Officer